

AB   Uf 3-7-02

02006940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2002
PROCESSING

SEC FILE NUMBER
8-50041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Uhlmann Investments, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 1320A
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Baer   (312) 648-2224
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OB 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, James D. Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uhlmann Investments, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



"OFFICIAL SEAL"
JOYCE A. JACKOWIAK
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 01/25/2005

Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHLMANN INVESTMENTS, L.L.C.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT


PROCESSING
FEB 28 2002
354
WASH, D.C.
SECTION

Members of
Uhlmann Investments, L.L.C.

We have audited the accompanying statement of financial condition of Uhlmann Investments, L.L.C. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Uhlmann Investments, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
January 16, 2002

UHLMANN INVESTMENTS, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash & cash equivalents	$ 32,792
Receivable from brokers and dealers	177,712
Securities owned, at estimated fair value	46,100
Equipment, at cost (net of accumulated depreciation of $3,438)	1,899
Organization costs (net of accumulated amortization of $10,000)	1,321
Other assets	1,485
TOTAL ASSETS	$ 261,309

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accrued expenses	$ 25,025
Commissions payable	5,361
Payable to members	80,923
Total Liabilities	$ 111,309
Members' Capital	$ 150,000
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 261,309

The accompanying notes are an integral part of this financial statement.

UHLMANN INVESTMENTS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company, a limited liability company, was organized in the state of Illinois on February 19, 1997 and will terminate on December 31, 2043. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began on July 24, 1997.

Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date when acquired by the Company of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments which are commonly referred to as "money market funds."

Long and Short Securities - Securities positions are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Organization costs are amortized over a sixty month period.

Equipment is being depreciated on a straight line basis over a five year period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UHLMANN INVESTMENTS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $96,602 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 115%.

NOTE 3 - RELATED PARTIES

Through common ownership and control the Company is affiliated with Uhlmann Investment Management, L.L.C.

A majority of the commission income generated by the Company has been initiated by members of the Company. No commission expense has been recognized relating to this commission income.

NOTE 4 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 5 - SECURITIES OWNED, AT ESTIMATED FAIR VALUE

Securities owned consist entirely of common shares and warrants to purchase common shares of a non-publicly traded entity and have been valued by the Company at their original cost.

NOTE 6 - MEMBERSHIP PRIVILEGES AND DIVISION OF PROFITS

Pursuant to the Company's third amended and restated operating agreement dated December 31, 2001, in the event of a deadlock, as defined in the agreement, disputing members will have the right to compel opposing members to sell their membership units according to certain terms or to buy the disputing members' units under the same terms. In addition, Company members selling a majority of the Company units to a third party, shall have the right to compel other Company members to sell their membership units to the same third party.

The agreement also states that during every fiscal year profits and losses are to be allocated to each member's capital account as determined by a meeting of the members and stated in the minutes to that meeting. Any remaining profits are to be allocated on the basis of the members' ownership percentages. If the members do not meet to determine the allocation, the profit or loss shall be allocated in proportion to the members' ownership percentages.

NOTE 7 - PURCHASE AGREEMENT

Pursuant to terms of a purchase agreement dated December 31, 2001, 51% of the Company's membership interest was sold to two new members (Purchasers). According to terms of the agreement, the Purchasers shall have the right for a period of 24 months to acquire an additional 30% of the Company's membership interest. In addition, if the Purchasers elect to acquire any portion of the additional 30% interest, the Company will be required to pay an existing member or his spouse 10% of the Company's net profits for a period of three (3) years after the effective date of the acquisition. After the three (3) year period expires, the Company will be required to pay 5% of the net profits to the member or his spouse until the death of both. Other terms and conditions are contained therein.

NOTE 8 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

To facilitate securities transactions, the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. In addition, one of these Clearing Broker/dealers provided the Company with quotations services having an approximate value of $17,000 at no additional charge.

Pursuant to terms of one of these agreements, the Company is required to maintain minimum net capital as defined by SEC rule 15c3-1 of not less than $100,000 and maintain minimum coverage on its broker's blanket bond of $100,000. The Company is also required to maintain a deposit of $50,000 with that Clearing Broker/dealer. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. At December 31, 2001, cash and securities totaling $132,529 were held at this Clearing Broker/dealer. A notice terminating this agreement was sent by the Company on December 6, 2001.

Effective December 6, 2001, the Company entered into a similar agreement with another Clearing Broker/dealer that has an initial term of 36 months. Pursuant to terms of this agreement, the Company is required to maintain a minimum coverage on its broker's blanket bond of $100,000. The Company is also required to maintain a deposit of $75,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The Company is also subject to a monthly minimum revenue requirement of $5,000. The Company prohibited from entering into similar

NOTE 8 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK - continued

agreements with out prior written approval from the Clearing Broker/dealer. The agreement may be terminated by either party with 90 days prior written otification. However, if the Company terminates the agreement during the initial term, the Company will be subject to a termination fee. In addition, if the Company terminates this agreement at any time, it will be liable for expenses incurred by the Clearing Broker/dealer in connection with transferring, converting or closing the accounts held at the Clearing Broker/dealer.

Additional provisions of the agreements with the Clearing Broker/dealers state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Customers of the Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments may include options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The market risks for these derivatives and other off-balance sheet financial instruments are substantially dependent upon the value of the underlying financial instruments which are affected by market forces such as volatility and changes in interest and foreign exchange rates. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date. The risk to the customer arises if the market values of the related securities increase subsequent to the date of sale. The Company's exposure to risk with respect to any of these customer transactions would consist of the amount necessary to satisfy the contractual requirement of the financial instruments should customers fail to meet their contractual obligations.

NOTE 9 - LEASE COMMITMENTS

Quotation Services Lease – Minimum annual rentals under noncancellable lease for quotation services which expires January 2004, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are $13,500 for 2002, $15,000 for 2003 and $1,500 for 2004. This agreement became effective January 2002.

Occupancy Lease – The Company leases office space pursuant to a verbal agreement on a month-to-month basis. The total expense for office space for the year ended December 31, 2001 was $11,108.

NOTE 10 - PAYABLE TO MEMBERS

Payable to members as stated in the statement of financial condition at December 31, 2001, includes members' distributions payable totaling $30,923 and a $50,000 short term loan from a member.